As filed with the Securities and Exchange Commission on August 10, 2006

Registration No. 333-129382

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 7
on
FORM F-1/A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NAVIOS MARITIME HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Republic of Marshall Islands	4412	98-0384348
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Navios Maritime Holdings Inc.
85 Akti Miouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Trust Company of the Marshall Islands, Inc.
Trust Company Complex, Ajeltake Island
P.O. Box 1405
Majuro, Marshall Islands MH96960

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered or on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, $.0001 par value per share	49,571,720(3)	$5.18	$339,549,000	$39,964.92(4)

(1)	Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be required to be issued to the holders of the publicly traded warrants upon exercise to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to the terms of the warrants.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales price of the common stock on October 26, 2005, as reported on the Over-The-Counter Bulletin Board. The issuance of the shares of common stock we are registering are expected to be issued to the holders of our publicly traded warrants upon exercise by such holders of the warrants. To the extent any of the warrants are exercised, we will receive the amount of the exercise payment made by the holders of the warrants to us in connection with the exercise of the publicly traded warrants.

(3)	This registration statement covers the issuance by us of 49,571,720 shares of common stock issuable upon the exercise of our publicly traded warrants, which warrants have an exercise price of $5.00 per share and were issued in connection with the initial public offering of International Shipping Enterprises, Inc., our legal predecessor.

(4)	Previously paid and based on 65,550,000 shares previously registered in prior pre-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

Under the Articles of Incorporation, our Bylaws and under Section 60 of the Marshall Islands Business Corporations Act (‘‘BCA’’), we may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

A limitation on the foregoing is the statutory proviso (also found in our Bylaws) that, in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Further, under Section 60 of the BCA and our Bylaws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

In addition, under Section 60 of the BCA and under our Bylaws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys' fees) actually and reasonably incurred such person or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further, and as provided by both our Bylaws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such matter.

Likewise, pursuant to our Bylaws and Section 60 of the BCA, expenses (our Bylaws specifically includes attorneys' fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification. The Bylaws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.

Both Section 60 of the BCA and our Bylaws further provided that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and/or as to action in another capacity while holding office.

Under both Section 60 of the BCA and our Bylaws, we also have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity regardless of whether the corporation would have the power to indemnify him against such liability under the foregoing.

Under Section 60 of the BCA (and as provided in our Bylaws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified. Additionally, under Section 60 of the BCA and our Bylaws, the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of his heirs, executors and administrators unless otherwise provided when authorized or ratified.

In addition to the above, our Bylaws provide that references to us includes constituent corporations, and defines 'other enterprises' to include employee benefit plans, ‘‘fines’’ to include excise taxes imposed on a person with respect to an employee benefit plan, and further defines the term 'serving at the request of the corporation.'

Our Articles of Incorporation set out a much abbreviated version of the foregoing and make reference to the provisions of the Bylaws.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc., or ISE, Navios and all the shareholders of Navios, ISE acquired substantially all of the assets of Navios through the purchase of all of the outstanding shares of stock of Navios. As a result of such acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, Navios. As a result of the reincorporation, ISE changed its name to Navios Maritime Holdings Inc. to reflect its operations and ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. Prior to becoming a public company on August 25, 2005, Navios was a privately held company that sold all of its outstanding shares that had been previously issued on such date.

On December 22, 2005, Navios purchased four Panamax dry-bulk carriers from Maritime Enterprises Management S.A., a company affiliated with Angeliki Frangou, our chief executive officer and her family. Two of the vessels were delivered on December 22, 2005, a third vessel was delivered on December 27, 2005, and the fourth vessel was delivered on January 5, 2006. The purchase price for these four vessels was $125.5 million. The purchase price was funded with (i) $13.0 million of Navios' cash; (ii) $80.3 million from the restructured facility; and (iii) $32.2 million through the issuance of 5,500,854 shares of common stock of Navios valued at $5.85 per share.

Item 8.    Exhibits and Financial Statement Schedules

(a)	Exhibits

3.1		Amended and Restated Articles of Incorporation.†
3.2		Bylaws.†
4.1		Specimen Unit Certificate.†
4.2		Specimen Common Stock Certificate.†
4.3		Specimen Warrant Certificate.†
4.4		Form of Warrant Agreement between Continental Stock Transfer & Trust Company and International Shipping Enterprises, Inc., the legal predecessor of Navios (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
5.1		Opinion of Reeder & Simpson P.C., Marshall Islands Counsel to Navios, as to the validity of the shares.†
10.1		Plan and Agreement of Merger, dated as of August 25, 2005, between International Shipping Enterprises, Inc. and Navios Maritime Holdings Inc.†
10.2		Form of Stock Escrow Agreement between International Shipping Enterprises, Inc., the legal predecessor of Navios, Continental Stock Transfer & Trust Company and the Initial Stockholders of International Shipping Enterprises, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.3		Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios, and the Initial Stockholders (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.4		Stock Purchase Agreement, dated as of February 28, 2005, by and among International Shipping Enterprises, Inc., the legal predecessor of Navios, Navios, the Shareholders' agent and the Shareholders of Navios (Incorporated by reference to International Shipping Enterprises, Inc.'s, the legal predecessor of Navios, Amendment No. 1 to Annual Report on Form 10-K/A filed on April 18, 2005.)
10	.4.1	List of omitted schedules to the Stock Purchase Agreement identified in Exhibit 10.3 (Incorporated by reference to pre-effective Amendment No. 2 of the Registration Statement on Form S-4 of International Shipping Enterprises, Inc. filed on June 27, 2005) (1).
10.5		Facilities Agreement for International Shipping Enterprises, Inc. with HSH Nordbank AG dated July 12, 2005 (replaced with facility identified in Exhibit 10.9) (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005). The Registrant will furnish supplementally a copy of any omitted schedule to the commission upon request.
10.6		Amendment to the Stock Purchase Agreement dated May 27, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated May 27, 2005 and filed on June 3, 2005).
10.7		Second Amendment to the Stock Purchase Agreement dated July 14, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005).
10.8		Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios, and the initial stockholders of ISE.†
10.9		Facilities Agreement for Navios Maritime Holdings Inc. with HSH Nordbank AG dated December 21, 2005. The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.†
10.10		Form of Memorandum of Agreement for vessel acquisitions executed on December 15, 2005 (Alegria, Felicity, Gemini, Libra II)†
10.11		Form of Registration Rights Agreement executed on June 6, 2006 by and among Navios and the warrant holders executing such agreement.*

10.12	Form of Warrant Exercise Purchase Agreement executed on June 6, 2006 by and among Navios and the warrant holders executing such agreement.*
23.1	Consent of PricewaterhouseCoopers†
23.2	Consent of Reeder & Simpson P.C.†(see Exhibit 5.1)
23.3	Consent of Drewry Shipping Consultants.†
23.4	Consent of Goldstein Golub Kessler LLP†
24	Powers of Attorney.†

†	Previously filed

*	Filed herewith

(1)	In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the omitted schedules is filed herewith. The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.

(b)	Financial Statement Schedule(s):

All schedules are omitted for the reason that the information is included in the financial statements or the notes thereto or that they are not required or are not applicable.

Item 9.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than any payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Piraeus, Greece on August 10, 2006.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Name: Angeliki Frangou Title: Chairman and Chief Executive Officer
By: /s/ Michael McClure Name: Michael McClure Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities indicated on August 10, 2006.

Signature	Title(s)	Date

/s/ Angeliki Frangou	Chief Executive Officer (principal executive officer)	August 10, 2006

Angeliki Frangou

/s/ Michael McClure	Chief Financial Officer (principal financial and accounting officer)	August 10, 2006

Michael McClure

/s/ Angeliki Frangou	Chairman of the Board	August 10, 2006

Angeliki Frangou

*	President and Director	August 10, 2006

Robert Shaw

*	Director	August 10, 2006

Vasiliki Papaefthymiou

*	Director	August 10, 2006

Spyridon Magoulas

*	Director	August 10, 2006

John Stratakis

*	Director	August 10, 2006

Rex Harrington

*	Director	August 10, 2006

Allan Shaw

*	By executing her name hereto, Angeliki Frangou is signing this document on behalf of the persons indicated above pursuant to the powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By: /s/ Angeliki Frangou

Angeliki Frangou